July 27, 2021
BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0001
Attn:    Mr. J. Nolan McWilliams
Ms. Sandra Hunter Berkheimer
Mr. Marc Thomas
Mr. Hugh West

Re:      Robinhood Markets, Inc.
Registration Statement on Form S-1
Registration File No. 333-257602

Dear Mr. McWilliams, Ms. Berkheimer, Mr. Thomas and Mr. West:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Robinhood Markets, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM (New York City time) on July 28, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cravath, Swaine & Moore LLP, may orally request via telephone call that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 4,300 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others.
We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Pages Follow]

Very truly yours,
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
As Representatives of the several Underwriters

Goldman Sachs & Co. LLC
By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

J.P. Morgan Securities LLC
By:	/s/ Michael Rhodes
Name: Michael Rhodes
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]